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                   SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, DC  20549

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                              FORM 8-A

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                   SECURITIES EXCHANGE ACT OF 1934


                         ES&L Bancorp, Inc.
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      (Exact Name of Registrant as Specified in its Charter)

             DELAWARE                           16-1387158
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(State of Incorporation or Organization)     (I.R.S. Employer
                                             Identification No.)

300 West Water Street, Elmira, New York            14901
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(Address of principle executive offices)         (zip code)

If this Form relates to the registration of a class of debt
securities and is effective upon filing pursuant to General
Instruction A(c)(1) please check the following box. [   ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

                            None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                       Stock Purchase Rights
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                        (Title of Class)
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Item 1.  Description of Registrant's Securities to Be Registered.
Securities And Exchange Commission

     On May 13, 1997, the Board of Directors of ES&L Bancorp, Inc. (the "Company") declared a dividend payable on May 13, 1997 of one right (a "Right") for each outstanding share of common stock, par value $0.01 per share ("Common Stock"), of the Company held of record at the close of business on May 13, 1997 (the "Record Date"). The Rights were issued pursuant to a Rights Agreement, dated as of May 13, 1997 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, as described and defined below, one one-hundredth (1/100) of a newly authorized share of Junior Participating Preferred Stock, par value $0.10 per share ("Junior Preferred Stock"), for $70.00 (the "Exercise Price"). In addition, if certain takeover-related events should occur and a Distribution Date, as defined and described below, should occur, each Right would entitle its registered holder to purchase from the Company a number of shares of Common Stock at a discount to market value in lieu of the one one-hundredth of a share of the Junior Preferred Stock.

     Until the Separation Time, the Rights will be transferred only with the Common Stock. Common Stock certificates issued after the Record Date but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall have printed thereon a legend incorporating by reference the terms of the Rights Agreement. Notwithstanding the absence of the legend, certificates evidencing shares of Common Stock outstanding at the Record Date shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

     The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earlier of (i) the close of business on May 13, 2007 and (ii) the date on which the Rights are redeemed as described below (the "Expiration Time").

     The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, will be adjusted to prevent dilution in the event of a stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

     An event which will trigger the separation of the Rights
from the Common Stock (the "Separation Time"), will be the
earlier of:
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     (1) ten days after any Person (other than the Company or its affiliates) commences a tender or exchange offer which, if consummated, would result in such
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         Person becoming the Beneficial Owner of 15% or more of
         the outstanding Common Stock (referred to herein as an "Acquiring Person"), or such later date as the Company's Board of Directors may determine prior to the Separation Time; or

     (2) the public announcement by the Company or an Acquiring
         Person that an "Acquiring Person" has become such by virtue of acquiring Beneficial Ownership of 15% of the Company's Common Stock; or

     (3) the public announcement by the Company that any Person is an "Adverse Person."

     While the foregoing events will cause the Rights to separate from the Common Stock and be exercisable, each Right will only entitle the registered holder thereof to acquire one one-hundredth of a share of Junior Preferred Stock. If a Distribution Date previously has or subsequently does occur, each Right will be converted to the right to acquire a specified number of shares of Common Stock. A "Distribution Date" shall occur upon the first date of public announcement that an Acquiring Person (Beneficially Owning 15% or more of the Common Stock) has become such or that the Board of Directors has determined a Person to be an Adverse Person.

     If a Distribution Date occurs, the Company shall take such action, pursuant to the Rights Agreement and in conjunction with the Rights Agent and the Company's transfer agent, to provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or Adverse Person or any affiliate or associate thereof -- which Rights shall become void) shall constitute the right to purchase Common Stock from the Company, pursuant to the terms of the Rights Agreement in lieu of the fractional share of the Junior Preferred Stock. Each Right will entitle its holder to purchase that number of shares of Common Stock having a market price at the Separation Time equal to $140.00 in exchange for a payment of $70.00.

     In addition, the Board of Directors of the Company may at any time after a Distribution Date, and prior to the time that an Acquiring Person or Adverse Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or Adverse Person or any affiliate or associate thereof -- which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, as adjusted (the "Exchange Ratio"). Thereafter, the Rights will terminate and will represent only the right to receive the number of shares of Common Stock equal to the Exchange Ratio.

    The Board of Directors could declare a Person to be an "Adverse Person" after a determination (1) that such Person, alone or together with his or its affiliates and associates, has become the Beneficial Owner of 10% or more of the outstanding shares of Common Stock and, (2) after reasonable inquiry and investigation, including such consultation with such Persons as the directors shall deem appropriate, that such beneficial ownership by such Person (a) is intended
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to cause, is reasonably likely to cause or will cause the Company to repurchase the Common Stock Beneficially Owned by such Person or to cause pressure to be put on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) is having or is reasonably likely to have a material adverse impact on the business or prospects of the Company. Such a determination must be concurred in by a majority of the Board of Directors, including a majority of the "outside" or Disinterested Directors of the Company.

     However, the Board of Directors may determine not to declare a Person to be an Adverse Person if, prior to the time that the Person acquired 10% or more of the shares of Common Stock then outstanding (or, in the case of a Person who is the Beneficial Owner of 10% or more of the outstanding Common Stock as of the date of the Rights Agreement, within 90 days after adoption of the Rights Agreement), such Person provided to the Board of Directors in writing a statement of the Person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of the Person by the Board of Directors, and the Board of Directors, based on such statement and such reasonable inquiry and investigation as its deems appropriate, notifies such person in writing that it will not declare the person to be an Adverse Person. The Board of Directors may expressly condition in any manner a determination not to declare a Person an Adverse Person on such conditions as the Board of Directors may select, including without limitation such Person not acquiring more than a specified amount of stock and/or on such Person not taking actions inconsistent with the purposes and intentions disclosed by such Person in the statement provided to the Board of Directors. In the event that the Board of Directors should subsequently determine, upon reasonable inquiry and investigation, that such Person has not met or complied with any conditions specified by the Board of Directors, the Board of Directors may at any time thereafter declare the Person to be an Adverse Person.

     The consequences of a declaration by the Board of Directors that a Person is an Adverse Person is that a Distribution Date occurs and each Right becomes exercisable (other than Rights Beneficially Owned by the Adverse Person or any affiliate or associate thereof -- which Rights shall become void) and will constitute the right to purchase that number of shares of Common Stock having a market price at the Separation Time equal to $140.00 in exchange for a payment of $70.00.

     In addition to the consequences of the events as discussed above, the Rights Agreement provides certain benefits to the holders of the Rights in the event of the occurrence of a Flip-over Transaction or Event (as described below), following a Distribution Date. The Rights Agreement specifies that the Company shall not enter into, consummate or permit to occur such a Flip-over Transaction or Event, unless it shall have entered into a supplemental agreement with the person
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engaging in such Flip-over Transaction or Event (the "Flip-over
Entity"), for the benefit of the holders of the Rights providing that, upon consummation or occurrence of such Transaction or Event (1) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, that number of shares of common stock of the Flip-over Entity having an aggregate market price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to $140.00 for an amount in cash equal to $70.00 and (2) the Flip-over Entity shall thereafter be liable for all the obligations and duties of the Company pursuant to the Rights Agreement.

     A Flip-over Transaction or Event is a transaction or series of transactions on or after a Distribution Date in which, directly or indirectly,

     (1) the Company shall consolidate or merge with or into an Acquiring Person or Adverse Person (or any Person acting together in any respect with such Person), or the Acquiring Person or Adverse Person shall merge with or into the Company; or

     (2) the Company (or one or more of its Subsidiaries) shall sell or otherwise transfer assets (a) aggregating more than 50% of the assets (measured by either book value or fair market value) or (b) generating more than 50% of the operating income or cash flow, of the Company and its Subsidiaries (taken as a whole) to the Acquiring Person or Adverse Person; or

     (3) any Acquiring Person or Adverse Person shall

         (a) acquire or dispose of, to, from, or with, as the case may be, the Company or any of its Subsidiaries, over any period of 12 consecutive calendar months, assets or liabilities (i) having an aggregate fair market value of more than $15,000,000 or (ii) on terms and conditions less favorable to the Company than the Company would be able to obtain through arm's-length negotiations with an unaffiliated third party, or

         (b) receive any compensation for services from the Company or any of its Subsidiaries, other than compensation for full-time employment as a regular employee at rates in accordance with the Company's (or its Subsidiaries') past practices, or

         (c) receive the benefit, directly or indirectly (except proportionately as a shareholder), over any period of 12 consecutive calendar months, of any loans, advances, guarantees, pledges, insurance, reinsurance or other financial assistance or any tax credits or other tax advantage provided by the Company or any of its Subsidiaries in excess of $5,000,000 as an
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             aggregate cost or transfer of benefits from the
             Company or any of its Subsidiaries or on terms and conditions less favorable to the
             Company than the Company would be able to obtain through arm's-length negotiations with a third party; or

     (4) as a result of any reclassification of securities (including any reverse stock split), or recapitalization of the Company, or any merger or consolidation of the Company with any of its Subsidiaries or any other transaction or series of transactions (whether or not with or into or otherwise involving an Acquiring Person or Adverse Person), the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any of its Subsidiaries which is directly or indirectly owned by any Acquiring Person is increased by more than 1%.

     A Person shall be deemed to be acting together in any respect with an Acquiring Person or Adverse Person if such Person enters into any transaction of the type described in paragraphs
(1) through (4) within one year after the time the Acquiring Person or Adverse Person has become such, unless such transaction was initiated by the Company and the Acquiring Person or Adverse Person or any Person acting together in any respect with the Acquiring Person or Adverse Person has not acquired control of the Board of Directors of the Company.

     The Board of Directors of the Company may at any time prior to or ten days after a Distribution Date, or thereafter as determined by two-thirds of the Board of Directors, redeem all (but not less than all) of the then outstanding Rights at a redemption price of $0.01 per Right.

     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights will not prevent a takeover of the Company; they will, however, have certain restrictive effects on takeovers not negotiated with the Board of Directors, because they could cause substantial dilution to a person or group that acquires 15%, or in some cases 10%, or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders, because the Rights can be redeemed by the Board of Directors before the consummation of such transaction.

     The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation establishing the series of shares of the Junior Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in it entirety by reference to the

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Rights Agreement and such exhibits thereto, including the
definition therein of certain terms. Whenever particular terms that are defined in the Rights Agreement are referred to, it is intended that such defined terms shall be incorporated herein by reference.

Item 2.  Exhibits.

     The following documents are either filed or incorporated by reference as exhibits to this registration statement as indicated:

     Rights Agreement, dated as of May 13, 1997, between ES&L Bancorp, Inc. and American Stock Transfer & Trust Company, which includes as Exhibit A the Form of Rights Certificate and as Exhibit B the Form of Certificate of Designations establishing series of shares of Participating Junior Preferred Stock.


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                           EXHIBIT INDEX
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Exhibit
Number
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99.1  Rights Agreement, dated as of May 13, 1997, between ES&L
      Bancorp, Inc. and American Stock Transfer & Trust Company, which includes as Exhibit A the Form of Rights Certificate and as Exhibit B the Form of Certificate of Designations establishing series of shares of Participating Junior Preferred Stock.


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                        SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                         ES&L Bancorp, Inc.
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                         (Registrant)



Date:  May 16, 1997    By: /s/ William A. McKenzie
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                           William A. McKenzie
                           President and Chief Executive Officer